

16013878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 29 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERNST CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 SOUTH REID STREET, SUITE 209
(No. and Street)

SIOUX FALLS	SD	57103-7062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICK MARTIN 605-271-7172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528	SIOUX CITY	IA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICK MARTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ERNST CAPITAL SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A


EMILY LIDDEKE
SEAL
NOTARY PUBLIC
SOUTH DAKOTA
My Commission Expires

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst Capital Securities, LLC
2015 Financial Statements and Audit Report
Table of Contents

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Changes in Liabilities Subordinated To Claims of General Creditors	5
Statement of Changes in Financial Position	6
Notes to Financial Statements	7-9
SUPPLEMENTAL SCHEDULES	
Schedule I – Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1	10
Schedule II –Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report	11
Schedule III –Information Relating to Possession or Control Requirements	12
Schedule IV –Computation of Reserve Requirements	13
Report of Independent Registered Public Accounting Firm	14
Exemption Report	15



HENJES, CONNER & WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of ERNST CAPITAL SECURITIES, LLC (a South Dakota limited liability company), as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and changes in financial position for the year then ended. These financial statements are the responsibilitiy of Ernst Capital Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst Capital Securities, LLC as of December 31, 2015, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of Ernst Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Ernst Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 19, 2016

Ernst Capital Securities, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Current Assets				
Cash	$	79,039		
CRD Escrow		1,239		
Savings Escrow		101		
Money Market Account		10,033		
Prepaid Expenses		3,479		
Total Current Assets				93,891
Total Assets			$	93,891

LIABILITIES AND CAPITAL

Current Liabilities				
Accrued Expenses	$	7,820		
Payoll Tax Liability	$	8,960		
Accounts Payable		925		
Total Current Liabilities			$	17,705
Total Liabilities			$	17,705
Capital				
Members' Equity	$	76,186		
Total Capital			$	76,186
Total Liabilities & Capital			$	93,891

Ernst Capital Securities, LLC
Statement of Income
For the Year Ended
December 31, 2015

Revenues			
	Commissions	$	753,750
	Interest		5
	Total Revenues		753,755
Expenses			
	Commissions and Fees Expense		463,750
	Office Expenses		3,748
	Insurance Expense		3,126
	Legal and Professional Expense		28,454
	Licenses Expense		5,153
	Payroll Tax Expense		10,127
	Rent or Lease Expense		6,000
	Telephone Expense		1,272
	Travel Expense		(238)
	Total Expenses		521,392
	Net Income	$	232,363

Ernst Capital Securities, LLC
Statement of
Changes in Members' Equity
For the Year Ended
December 31, 2015

		Members' Equity
Balance, December 31, 2014	$	127,923
Net Income	$	232,363
Distributions to Members	$	(284,100)
Balance, December 31, 2014	$	76,186

The accompanying notes are an integral part of these financial statements.

Ernst Capital Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2015

Subordinated Liabilities, December 31, 2014	$	-
Increases		-
Decreases		-
Subordinated Liabilities, December 31, 2015	$	-

The accompanying notes are an integral part of these financial statements.

Ernst Capital Securities, LLC
Statement of
Changes in Financial Position
For the Year Ended
December 31, 2015

Cash Flows from operating activities		
Net Income	$	232,363
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in Commissions Receivable		116,250
Increase in Payables		9,782
Increase in Prepaid Expenses		(105)
Decrease in Accrued Expenses		(80,397)
Total Adjustments		45,530
Net Cash provided by Operations		277,893
Cash Flows from financing activities		
Members' Distributions		(284,100)
Net cash used in financing		(284,100)
Net increase in cash & cash equivalents	$	(6,207)

Summary		
Cash & cash equivalents at End of Year	$	90,412
Cash & cash equivalents at Beginning of Year		96,619
Net decrease in cash & cash equivalents	$	(6,207)

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	-
Cash for paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Ernst Capital Securities, LLC (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Activity
Ernst Capital Securities, LLC is a South Dakota limited liability company that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for a limited liability company in which a Company member is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. in 2010. Effective January 1, 2013 the Company converted to a limited liability company from a corporation. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company receives revenue (commissions) from selling interests in limited liability companies that hold real estate used for the production of income. The company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the time the investor (subscription agreement) is accepted by the issuer.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2015.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes
The Company elected to be taxed as a partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2015. The federal and state income tax returns of the Company for 2014, 2013, and 2012 are subject to examination by the IRS generally for 3 years after they are filed. There is no state income tax in South Dakota.

Compensated Absences
During the year ended December 31, 2015 the Company had two full-time employees. Accrued vacation pay at December 31, 2015 was deemed immaterial and was not accrued.

Subsequent Events
Management has evaluated subsequent events through February 19, 2016, the date the financial statements were available to be issued.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2015, the Company had net capital of $71,367, which was $66,367 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.2481 to 1, at December 31, 2015.

NOTE C RELATED PARTY TRANSACTIONS

The Company's only source of revenue is from the sale of interests in real estate held by limited liability companies (LLCs) and from compliance and administrative work to the same LLCs. These real estate developments are managed and typically owned by family members of a member. The total commission and administrative revenue received from those LLCs was $478,750.

The Company rents office space from Ernst Capital Group, LLC that is affiliated with a member through common ownership. Total rent due to that entity was $6,000 during the year ended December 31, 2015. See Note F for future minimum rental commitments.

NOTE C RELATED PARTY TRANSACTIONS (Continued)

The company rents computer networking and telecommunication and receives clerical and professional services from Ernst Capital Group, LLC that is affiliated with a member through common ownership. The rental agreement and the clerical and professional services agreements are for one year. Total rent due for networking and telecommunications equipment to that entity was $1,272 during the year ended December 31, 2015. The amount due for clerical services was $3,180 during the year ended December 31, 2015. The amount due for professional services was $ 18,000 during the year ended December 31, 2015. All amounts have been paid at year-end.

NOTE D CONCENTRATIONS

All of revenues were generated from limited liability companies where the same related party had controlling interests for the year ended December 31, 2015. The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies. The Savings – Escrow account contains funds used to open an account to hold client funds. The Company does own the account balance.

NOTE F COMMITMENTS

The Company leases its facility from a related party as discussed in Note C. The lease agreement is on a year-to-year basis. Future minimum rental commitments under this non-cancelable lease are as follows as of December 31, 2015:

For Year Ending December 31, 2016: $6,000

Ernst Capital Securities, LLC
Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934

SUPPLEMENTAL SCHEDULE	Schedule 1	
Aggregate Indebtedness:		
Total Liabilities	$	17,705
Net Capital		
Credit Items		
Membership Equity	$	76,186
Deduct Nonallowable assets	$	4,819
Net Capital	$	71,367
Capital Requirements		
Minimum Dollar Requirements	$	5,000
Net Capital exceeding requirements	$	66,367
Net Capital	$	71,367
Percentage of Aggregate Indebetedness to Net Capital		24.81%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II Of Form X-17A-5 as of December 31, 2015

Ernst Capital Securities, LLC
Reconcilation of Aggregate Indebtedness and Net Capital
per Audit Report
to FOCUS Report

SUPPLEMENTAL SCHEDULE

Schedule II

Aggregate Indebtedness per Audit report	$	17,705
Aggregate Indebtedness per FOCUS report	$	17,705
Difference	$	-
Net Capital per Audit report	$	71,367
Net Capital per FOCUS report	$	71,367
Difference	$	-

Ernst Capital Securities, LLC
Information Relating to Possession or Control Requirements

SUPPLEMENTAL SCHEDULE Schedule III

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

Ernst Capital Securities, LLC
Computation of Reserve Requirement

SUPPLEMENTAL SCHEDULE Schedule IV

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).



HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Ernst Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ernst Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ernst Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) "Special Account for the Exclusive Benefit of customers" and (2) Ernst Capital Securities, LLC stated that Ernst Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ernst Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ernst Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 19, 2016


ERNST
CAPITAL SECURITIES

101 S. REID STREET, SUITE 209
SIOUX FALLS, SD 57103

TEL: (605) 271-7172
FAX: (605) 271-8845

United States Securities and Exchange Commission
Washington, DC 20549

To whom it may concern,

Ernst Capital Securities, LLC claimed exemption under SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year 2015 ending December 31, 2015. We claimed the above exemption by carrying no margin accounts, promptly transmitting all customer funds, and delivering all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one bank account designated as "Special Account for the Exclusive Benefit of Customers of Ernst Capital Securities, LLC.

Ernst Capital Securities, LLC met the SEC Rule 15c3-3(k)(2)(i) exemption throughout fiscal year 2015 ending December 31, 2015 without any exceptions.

I, Richard Martin have conducted sufficient test of the books and records to ascertain and claim the exemption was met in 2015. In all cases reviewed, the processes and procedures required to claim the exemption were followed and documented.

Richard Martin
Ernst Capital Securities, LLC
President and CEO
January 11, 2016